Exhibit 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,
(dollars in thousands)	2012	2013	2014	2015	2016
Net income	$8,115	$40,338	$287,035	$262,903	$299,181
Income tax expense (benefit)	8,353	22,977	(143,264)	22,058	13,356
Fixed charges	227,155	221,219	182,107	179,516	213,455
Earnings	$243,623	$284,534	$325,878	$464,477	$525,992
Interest expense, net	156,762	146,112	105,152	98,399	123,682
Rent under leases representative of an interest factor	70,393	75,107	76,955	81,117	89,773
Preferred dividends	—	—	—	—	—
Fixed charges	$227,155	$221,219	$182,107	$179,516	$213,455
Ratio of earnings to fixed charges	1.1x	1.3x	1.8x	2.6x	2.5x

(1)

The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expenses, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.